PRICING SUPPLEMENT NO. 62 DATED April 4, 2005 (To Prospectus dated March 21, 2005 and the Prospectus Supplement dated March 25, 2004)	Filed Under Rule 424(b)(3) Registration Statement(s) No. 333-104444, 333-104444-01, 333-104444-02, 333-123240, 333-123240-01 and 333-123240-02

Prudential Financial, Inc.

$2,933,000

Inflation-Protected InterNotesSM Due April 10, 2007

This pricing supplement relates to $2,933,000 principal amount of Inflation-Protected InterNotesSM, or the “notes,” of Prudential Financial, Inc. You should read this pricing supplement in conjunction with the Prospectus dated March 21, 2005 and Prospectus Supplement dated March 25, 2004. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus, as supplemented. All references to the prospectus herein and in the prospectus supplement shall be to the Prospectus dated March 21, 2005.

We will pay interest on the notes on the tenth calendar day of each month, which we refer to as an “Interest Payment Date,” beginning May 10, 2005. Until May 10, 2005, the annual interest rate payable on the notes will be 3.92%. Thereafter, the annual interest rate will be equal to the Inflation Index Adjustment, which will be determined as described in this pricing supplement under “Certain Note Terms,” plus 0.95%, or 95 basis points. However, at no time will the annual interest rate for any interest payment period be less than zero.

We will base the Inflation Index Adjustment for each interest payment period on the percentage change in the U.S. Consumer Price Index, or “CPI,” as defined in this pricing supplement under “Certain Note Terms.” The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. We will calculate the Inflation Index Adjustment monthly and reset the interest rate on the notes monthly.

The notes will mature and be payable at 100% of their principal amount on April 10, 2007, plus accrued and unpaid interest thereon through that date, and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Prudential Financial, Inc. and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves certain risks, including those described in the “Additional Risk Factors” section beginning on page 2 of this pricing supplement, the “Risk Factors” section beginning on page S-6 of the accompanying prospectus supplement, and the “Notes Regarding Forward-Looking Statements and Certain Risks” section beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this pricing supplement, the accompanying prospectus, or the prospectus supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Agents’ Discount	Proceeds, Before Expenses, to Us (2)
Per Note	100.000%	0.400%	99.600%
Total	$2,933,000	$11,732	$2,921,268

(1)	Plus accrued interest, if any, from April 7, 2005, if settlement occurs after that date.

(2)	Net of accrued interest, if any, from April 7, 2005, if settlement occurs after that date.

The Agents expect to deliver the notes in book-entry form only, through the facilities of The Depository Trust Company, New York, New York, on or about April 7, 2005.

Joint Lead Managers and Lead Agents

Banc of America Securities LLC		Incapital LLC
Agents
A.G. Edwards & Sons, Inc.		Bear, Stearns & Co., Inc.
Charles Schwab & Co., Inc.		Citigroup
Edward D. Jones & Co., L.P.		Fidelity Capital Markets
Morgan Stanley		Ramirez & Co., Inc.
Raymond James		RBC Dain Rauscher Inc.
Muriel Siebert & Co., Inc.		UBS Financial Services Inc.
Wachovia Securities

Inflation Protected InterNotesSM is a servicemark of Incapital Holdings LLC.

ADDITIONAL RISK FACTORS

You should carefully consider the following discussion of risks, and the other information provided and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes, about our financial condition, operations and business or financial matters in general. You should not purchase the notes unless you understand, and know that you can bear, these risks.

Historical changes in the CPI are not necessarily indicative of future changes.

Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Changes in the level of the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors that we, the agents and their affiliates do not control and cannot foresee. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the notes. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the rate of interest payable on the notes but it is impossible to predict whether the level of the CPI will rise or fall.

During periods of reduced inflation or deflation, the interest rate applicable to the notes for any interest payment period could be lower than 0.95% and as low as zero.

During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 0.95% above the Inflation Index Adjustment, or 1.95%. In a period of deflation, the Interest Index Adjustment would be negative, which then could result in an interest rate below 0.95% and as low as zero. For example, if the Inflation Index Adjustment were zero, the interest rate in that period would be 0.95%, and if the Inflation Index Adjustment were –1.00%, the interest rate in that period would be zero. The calculation of the Inflation Index Adjustment in respect of the CPI incorporates an approximate three-month lag, as described under “Certain Note Terms — Ref CPI,” which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly during periods of significant and rapid changes in the CPI.

The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.

The amounts we will pay you on Interest Payment Dates and the Maturity Date may be less than the return you could have earned on other investments. Because the level of the CPI as of each Interest Payment Date may be less than, equal to or only somewhat greater than its value as of the previous Interest Payment Date, and because interest payments after May 10, 2005 are determined by the level of the CPI, the effective yield to maturity on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Prudential Financial, Inc. of comparable maturity. In addition, any such return may not fully compensate you for any opportunity cost to you when other factors relating to the time value of money are taken into account.

We are acting as the calculation agent for the notes, which could result in a conflict of interest.

Because we are acting as the calculation agent for the notes, potential conflicts of interest may exist between us and you, including with respect to certain determinations and judgments that we as calculation agent must make in determining amounts due to you.

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CERTAIN NOTE TERMS

1.	Aggregate Original Principal Amount: $2,933,000

2.	Issue Date: April 7, 2005

3.	Maturity Date: April 10, 2007

a.	Amount Payable on the Maturity Date: 100% of principal amount, plus accrued and unpaid interest thereon through that date

4.	Interest Category: Floating Rate Notes

5.	Trustee: Citibank, N.A.

6.	Calculation Agent: Prudential Financial, Inc.

7.	Interest:

a.	Frequency of Interest Payments: Monthly, with an initial interest payment period from and including the Issue Date to but excluding May 10, 2005

b.	Interest Payment Dates: The 10th calendar day of each month, commencing May 10, 2005, or if such date is not a Business Day, the next succeeding Business Day

c.	Interest Rate: Until May 10, 2005, the Initial Interest Rate; thereafter, the Inflation Index Adjustment + Spread, subject to the Minimum Interest Rate Limitation

d.	Initial Interest Rate: 3.92%

e.	Day Count: 360-day year of twelve 30-day months

f.	Inflation Index Adjustment:

The “Inflation Index Adjustment” (expressed as a percentage per year) for an interest payment period means the Ref CPI (determined as described below) applicable to such interest payment period (calculated as of the Interest Determination Date) divided by the year earlier Ref CPI (determined as described below), minus 1. The formula for calculating the Inflation Index Adjustment is as follows:

Inflation Index Adjustment =	Ref CPIn	-1
Ref CPIn-12

The Inflation Index Adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent.

The Inflation Index Adjustment for purposes of the first coupon payment date of May 10, 2005 is 2.97%.

g.	Spread: 0.95% over Inflation Index Adjustment

h.	Interest Determination Date: 5th Business Day preceding the applicable Interest Payment Date

i.	Minimum Interest Rate Limitation: Zero per year for each interest payment period

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CPI

Definition. “CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, as reported on Bloomberg page CPURNSA or any successor service.

Definition. The Ref CPI for any calendar month is the CPI for the third preceding calendar month. For example, the Ref CPI applicable to the February 10 Interest Payment Date is the CPI for November that is reported in December.

Ref CPIn : Ref CPI applicable to month n, or the third month preceeding the month in which an Interest Payment Date occurs

Ref CPIn-12: Ref CPI applicable to the month 12 months preceding the month n

Example. Assuming that the hypothetical CPI for November 2003 and November 2004 are 184.5 and 191.0, respectively, a principal amount of $100,000,000 and a Spread of 0.95%, the Inflation Index Adjustment and interest payment for February 10, 2005 would be calculated as follows:

Inflation Index Adjustment	=	Ref CPIn	-1
Ref CPIn-12

=	191.0	-1
184.5

= 3.52%

Interest Rate Formula = ( 3.52% + 0.95%) x $100,000,000 x 30/360

= $372,500.00

CPI Contingencies. If the CPI for a particular month is revised, the previously reported CPI will continue to be used to calculate interest payments on the notes.

In the event that the CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner which is materially adverse to the interests of investors in U.S. Treasury Inflation-Linked Treasury Notes as described in the 61 Federal Register 50924-01, or the “Reference Treasury Securities,” or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order of the President of the United States in a manner which is materially adverse to the interests of investors in the Reference Treasury Securities, the U.S. Treasury has indicated in its Appendix B to 31 Code of Federal Regulations Part 356 that, after consulting with the Bureau of Labor Statistics, or any successor agency, it will substitute an appropriate alternate index for the CPI for the Reference Treasury Securities. In such event, such alternate index will replace the CPI going forward and the index as so calculated and/or published by the U.S. Treasury or such other applicable agency shall be deemed to be a “Substitute Index.”

The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the Bureau of Labor Statistics to the CPI to improve its accuracy as a measure of the cost of living would not be considered fundamental changes. Technical changes include, but are not limited to, changes in: (1) the specific items (e.g., apples or major appliances) to be priced for the CPI; (2) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item substrata); (3) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata); and (4) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the Bureau of Labor Statistics include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

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In the event that (1) the CPI for a particular month is not reported, (2) the CPI for the base reference period is no longer published, or (3) the U.S. Treasury has failed to substitute an appropriate alternate index for the CPI in the circumstances contemplated in the preceding paragraph, in each case, as of the Interest Determination Date preceding an Interest Payment Date, the Inflation Index Adjustment for such Interest Payment Date shall be the Inflation Index Adjustment last determined with respect to the first Interest Payment Date closest preceding such Interest Payment Date.

The following table sets forth the CPI from January 2000 to January 2005, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2005	2004	2003	2002	2001	2000
January	190.7	185.2	181.7	177.1	175.1	168.8
February	—	186.2	183.1	177.8	175.8	169.8
March	—	187.4	184.2	178.8	176.2	171.2
April	—	188.0	183.8	179.8	176.9	171.3
May	—	189.1	183.5	179.8	177.7	171.5
June	—	189.7	183.7	179.9	178.0	172.4
July	—	189.4	183.9	180.1	177.5	172.8
August	—	189.5	184.6	180.7	177.5	172.8
September	—	189.9	185.2	181.0	178.3	173.7
October	—	190.9	185.0	181.3	177.7	174.0
November	—	191.0	184.5	181.3	177.4	174.1
December	—	190.3	184.3	180.9	176.7	174.0

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

After May 10, 2005, the interest payable on the notes on any interest payment date will be reduced in the event that the CPI used to calculate the interest then payable on the notes is less than the CPI used to calculate the interest payable on the notes on the preceding Interest Payment Date.

THE CONSUMER PRICE INDEX

The consumer price index is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes available almost all consumer price index data and press releases immediately at the time of release. This material may be accessed electronically by means of the Bureau of Labor Statistics’ home page on the Internet at http://www.bls.gov.

According to the publicly available information provided by the Bureau of Labor Statistics, the consumer price index is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are also included. Income taxes and investment items such as stocks, bonds and life insurance are not included. The consumer price index includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the consumer price index, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The consumer price index is expressed in relative terms based on a reference period for which the level is set at 100 (currently the base reference period used by the Bureau of Labor Statistics is 1982-1984). For example, because the CPI for the 1982-1984 reference period is 100, an increase of 16.5 percent from that period would be shown as 116.5.

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The Bureau of Labor Statistics has made numerous technical and methodological changes to the consumer price index over the last 25 years, and it is likely to continue to do so. Examples of recent methodological changes include:

•	the use of regression models to adjust for the quality improvements in various goods (televisions, personal computers, etc.);

•	the introduction of geometric averages to account for consumer substitution within consumer price index categories; and

•	changing the housing/shelter formula to improve rental equivalence estimation.

These changes and any future changes could reduce the level of the consumer price index and therefore lower the interest payable on the notes.

The Bureau of Labor Statistics occasionally rebases the consumer price index. The current standard reference base period is 1982-1984 =100. The consumer price index was last rebased in January 1988. Prior to the release of the consumer price index for January 1988, the standard reference base was 1967 = 100. If the Bureau of Labor Statistics rebases the consumer price index during the time the notes are outstanding, the calculation agent will continue to calculate inflation using the existing base year in effect for the consumer price index at the time of issuance of the notes as long as the old consumer price index is still published. The conversion to a new reference base does not affect the measurement of the percent changes in a given index series from one time period to another, except for rounding differences. Thus, rebasing might affect the published “headline” number often quoted in the financial press; however, the inflation calculation for the notes should not be adversely affected by any such rebasing because the old-based consumer price index can be calculated by using the percent changes of the new rebased consumer price index to calculate the levels of the old consumer price index (because the two series should have the same percentage changes).

The notes represent obligations of Prudential Financial, Inc. only. The U.S. government is not involved in any way in this offering and is under no obligation relating to the notes or to the holders of the notes.

8.	Survivor’s Option: YES

9.	Further Issuances

Prudential Financial, Inc. may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, initial interest accrual date and, depending on the issue date, the initial interest payment date. Any such additional notes will bear the same CUSIP number and be fungible with the notes offered by this pricing supplement.

10.	CUSIP Number: 74432AGT1

Initial trades settle flat and clear. SDFS: DTC Book Entry only, DTC number 0443, via Pershing, LLC.

CERTAIN UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES

For a description of the U.S. federal income tax considerations relating to the notes, see “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement. The special features of the notes are not expected to alter the tax treatment described therein.

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